Exhibit 99.1

CyberArk Announces Strong First Quarter 2015 Results
First quarter total revenue of $32.9 million increases 89% year-over-year
First quarter license revenue of $20 million increases 119% year-over-year

Newton, Mass. and Petach Tikvah, Israel – May 7, 2015 – CyberArk, (NASDAQ: CYBR), the company that protects organizations from cyber attacks that have made their way inside the network perimeter, today announced financial results for the first quarter ended March 31, 2015.

“CyberArk had an exceptional first quarter, exceeding our expectations across all financial metrics, and giving us the confidence to raise our full year guidance” said Udi Mokady, CyberArk CEO.  “The increased demand and strong momentum that we built throughout 2014 continued into the first quarter.  Privileged accounts are at the center of all serious security breaches, and companies are increasingly realizing that without CyberArk, they are very vulnerable to attacks.  The investments we are making in our product suite and go-to-market are paying off, and we are well positioned to take advantage of the massive opportunity in front of us.”

Financial Highlights for the First Quarter Ended March 31, 2015

Revenue:

•	Total revenue was $32.9 million, up 89% year-over-year compared with the first quarter of 2014.
•	License revenue was $20.0 million, up 119% compared with the first quarter of 2014.
•	Maintenance and Professional Services revenue was $12.9 million, up 56% year-over-year.

Operating Income:

•	GAAP operating income was $7.5 million for the quarter, an increase compared to $0.2 million in the first quarter of 2014.
•	Non-GAAP operating income was $9.0 million for the quarter, an increase compared to $0.3 million in the first quarter of 2014.

Net Income:

•	GAAP net income was $4.2 million, an increase compared to GAAP net loss of ($1.2) million in the first quarter of 2014.
•	GAAP net income per share was $0.12, compared to GAAP net loss per share of ($0.35) in the first quarter of 2014, based on 34.8 and 7.1 million weighted average diluted shares, respectively.
•	Non-GAAP net income was $5.7 million, an increase compared to $0.3 million in the first quarter of 2014.
•	Non-GAAP net income per share was $0.16, compared to Non-GAAP net loss per share of ($0.14) in the first quarter of 2014, based on 34.8 and 7.1 million weighted average diluted shares, respectively.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP operating income and net income for the three months ended March 31, 2015 and 2014. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow:

•	As of March 31, 2015, CyberArk had $191.7 million in cash and cash equivalents and short-term deposits compared with $177.2 million as of December 31, 2014.

•	During the first quarter of 2015, the Company generated $14.9 million in cash flow from operations, an increase compared to $8.9 million in the first quarter of 2014.

Business Outlook

Based on information available as of May 7, 2015, CyberArk is issuing guidance for the second quarter and full year 2015 as indicated below.

Second Quarter 2015:

•	Total revenue is expected to be in the range of $31.5 million to $32.5 million which represents 48% to 52% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $1.9 million to $2.8 million.
•	Non-GAAP net income per share is expected to be in the range of $0.04 to $0.06. This assumes 35.0 million weighted average diluted shares.

Full Year 2015:

•	Total revenue is expected to be in the range of $136.0 million to $138.0 million which represents 32% to 34% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $18.7 million to $20.4 million.
•	Non-GAAP net income per share is expected to be in the range of $0.40 to $0.44. This assumes 35.3 million weighted average diluted shares.

Conference Call Information

CyberArk will host a conference call on Thursday, May 7, 2015 at 5:00 p.m. Eastern Time (ET) to discuss the company’s first quarter financial results and business outlook.  To access this call, dial 888-466-4462 (domestic) or 719-457-2628 (international).  The conference ID is 7521079. Additionally, a live webcast of the conference call will be available in the “Investor Relations” section of the Company’s web site at www.cyberark.com. Following the conference call, a replay will be available for one week at 877-870-5176 (U.S.) or 858-384-5517 (international). The replay pass code is 7521079. An archived webcast of this conference call will also be available in the “Investor Relations” section of the Company’s web site at www.cyberark.com.

About CyberArk

CyberArk (NASDAQ: CYBR) is the only security company focused on eliminating the most advanced cyber threats; those that use insider privileges to attack the heart of the enterprise. Dedicated to stopping attacks before they stop business, CyberArk proactively secures against cyber threats before attacks can escalate and do irreparable damage. The company is trusted by the world’s leading companies – including 40 percent of the Fortune 100 and 17 of the world’s top 20 banks – to protect their highest value information assets, infrastructure and applications. A global company, CyberArk is headquartered in Petach Tikvah, Israel, with U.S. headquarters located in Newton, MA. The company also has offices throughout EMEA and Asia-Pacific. To learn more about CyberArk, visit www.cyberark.com.

Copyright © 2015 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures

CyberArk believes that the use of non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income (loss) or any other performance measures derived in accordance with GAAP.

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For the three months ended March 31, 2015 non-GAAP operating income is calculated as operating income excluding stock-based compensation expense and secondary offering related expenses. For the three months ended March 31, 2014, non-GAAP operating income is calculated as operating income excluding stock-based compensation expense.

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For the three months ended March 31, 2015, non-GAAP net income is calculated as net income excluding stock-based compensation expense and secondary offering related expenses and for the three months ended March 31, 2014, non-GAAP net income is calculated as net income excluding (i) stock-based compensation expense and (ii) financial expenses resulting from the revaluation of warrants to purchase preferred shares.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, the Company believes that providing non-GAAP financial measures that exclude stock-based compensation and secondary offering related expenses allow for more meaningful comparisons of its period to period operating results. Stock-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. In addition, the Company believes that excluding financial expenses with respect to revaluation of warrants to purchase preferred shares allows for more meaningful comparison between its net income from period to period, especially since upon the closing of the IPO, the warrants were exercised for ordinary shares, and as a result, are no longer evaluated at each balance sheet date. Each of these financial measures is an important tool for financial and operational decision-making and for evaluating the Company’s own operating results over different periods of time.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measures to evaluate its business.

Cautionary Language Concerning Forward-Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of CyberArk’s management. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the new and rapidly evolving cyber threat landscape; failure to effectively manage growth; fluctuations in quarterly results of operations; real or perceived shortcomings, defects or vulnerabilities in the Company’s solution or the failure of the solution to meet customers’ needs; the inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Investor Contact:
Staci Mortenson
ICR
617-558-2132
ir@cyberark.com

Media Contact:
Christy Lynch
CyberArk
617-796-3210
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S dollars in thousands (except per share data)

	Three Months Ended
	March 31,
	2014	2015
	(unaudited)
Revenues:
License	$9,120	$19,978
Maintenance and professional services	8,275	12,937

Total revenues	17,395	32,915

Cost of revenues:
License	628	550
Maintenance and professional services	2,425	3,707

Total cost of revenues	3,053	4,257

Gross profit	14,342	28,658

Operating expenses:
Research and development	3,237	4,117
Sales and marketing	9,433	13,460
General and administrative	1,481	3,578

Total operating expenses	14,151	21,155

Operating income	191	7,503

Financial expenses, net	(1,356)	(1,631)

Income (loss) before taxes on income	(1,165)	5,872

Taxes on income	(83)	(1,706)

Net income (loss)	$(1,248)	$4,166

Basic net income (loss) per ordinary share	$(0.35)	$0.14
Diluted net income (loss) per ordinary share	$(0.35)	$0.12

Shares used in computing net income (loss)
per ordinary shares, basic	7,073,239	30,563,888
Shares used in computing net income (loss)
per ordinary shares, diluted	7,073,239	34,786,581

Share-based Compensation Expense:

	Three Months Ended
	March 31,
	2014	2015
	(unaudited)

Cost of revenues	$20	$63
Research and development	30	82
Sales and marketing	42	139
General and administrative	64	181

Total share-based compensation expense	$156	$465

 CYBERARK SOFTWARE LTD.
 Consolidated Balance Sheets
 U.S dollars in thousands

	December 31,	March 31,
	2014	2015
	(audited)	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$124,184	$162,946
Short-term bank deposits	52,997	28,722
Trade receivables	19,263	14,912
Prepaid expenses and other current assets	2,078	2,998
Short-term deferred tax asset	3,788	3,856

Total current assets	202,310	213,434

LONG-TERM ASSETS:
Property and equipment, net	2,148	2,321
Severance pay fund	3,060	3,046
Prepaid expenses and other long-term assets	1,021	1,044
Long-term deferred tax asset	2,013	2,215

Total long-term assets	8,242	8,626

TOTAL ASSETS	$210,552	$222,060

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,835	$2,481
Employees and payroll accruals	10,322	7,139
Deferred revenues	22,594	28,818
Accrued expenses and other current liabilities	6,942	6,140

Total current liabilities	41,693	44,578

LONG-TERM LIABILITIES:
Deferred revenues	9,566	12,513
Other long-term liabilities	184	217
Accrued severance pay	4,101	4,312

Total long-term liabilities	13,851	17,042

TOTAL LIABILITIES	55,544	61,620

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	79	80
Additional paid-in capital	134,486	135,713
Accumulated other comprehensive loss	(333)	(295)
Retained earnings	20,776	24,942

Total shareholders' equity	155,008	160,440

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$210,552	$222,060

 CYBERARK SOFTWARE LTD.
 Consolidated Statements of Cash Flows
 U.S dollars in thousands

	Three Months Ended
	March 31,
	2014	2015
	(unaudited)

Cash flows from operating activities:
Net income (loss)	$(1,248)	$4,166
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation	227	222
Share based compensation expenses	156	465
Tax benefit related to exercise of share options	-	529
Deferred income taxes, net	95	(245)
Decrease in trade receivables	4,752	4,351
Decrease (increase) in prepaid expenses and other
current and long-term assets	205	(932)
Increase (decrease) in trade payables	(1,058)	871
Changes in fair value of warrants to purchase preferred
shares	1,396	-
Increase in short term and long term deferred revenues	7,917	9,171
Decrease in employees and payroll accruals	(2,032)	(3,183)
Decrease in accrued expenses and other
current and long-term liabilities	(1,523)	(771)
Increase in accrued severance pay, net	11	225

Net cash provided by operating activities	8,898	14,869

Cash flows from investing activities:
Proceeds from short and long term deposits	1,290	24,279
Purchase of property and equipment	(741)	(620)

Net cash provided by investing activities	549	23,659

Cash flows from financing activities:
Payment of deferred issuance costs	(147)	-
Proceeds from exercise of options	50	234

Net cash provided by (used in) financing activities	(97)	234

Increase in cash and cash equivalents	9,350	38,762

Cash and cash equivalents at the beginning of the period	62,379	124,184

Cash and cash equivalents at the end of the period	$71,729	$162,946

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S dollars in thousands (except per share data)

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended
	March 31,
	2014	2015
	(unaudited)

Operating income	$191	$7,503
Secondary offering related expenses	-	1,081
Share-based compensation	156	465

Non-GAAP operating income	$347	$9,049

Reconciliation of Net Income (Loss) to Non-GAAP Net Income:

	Three Months Ended
	March 31,
	2014	2015
	(unaudited)

Net income (loss)	$(1,248)	$4,166
Secondary offering related expenses	-	1,081
Share-based compensation	156	465
Warrant adjustment	1,396	-

Non-GAAP net income	$304	$5,712

Non-GAAP net income (loss) per share
Basic	$(0.14)	$0.19
Diluted	$(0.14)	$0.16

Weighted average number of shares
Basic	7,073,239	30,563,888
Diluted	7,073,239	34,786,581